EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS
Income Before Income Taxes and Equity Earnings	$129,489	$140,035	$208,484	$219,283	$245,862
Fixed Charges (as below)	119,516	109,146	132,106	134,285	147,817
Total Earnings	$249,005	$249,181	$340,590	$353,568	$393,679

FIXED CHARGES
Interest Expense	$93,150	$70,500	$86,538	$81,781	$88,318
Credit for Allowance for Borrowed Funds Used During Construction	19,800	29,546	33,668	40,904	48,499
Trust Dividends	(134)	-	-	-	-
Estimated Interest Element in Lease Rentals	6,700	9,100	11,900	11,600	11,000
Total Fixed Charges	$119,516	$109,146	$132,106	$134,285	$147,817

Ratio of Earnings to Fixed Charges	2.08	2.28	2.57	2.63	2.66